

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2017

Thomas Randal Coleman
Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

> **Re: The Scotts Miracle-Gro Company**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 28, 2016**
> **Form 8-K Furnished January 31, 2017**
> **Form S-4 Filed February 28, 2017**
> **File No. 001-11593**

Dear Mr. Coleman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 1A. Risk Factors
Certain of our products may be purchased for use in new and emerging industries, page 10

1. Please revise this risk factor to clarify, if true, that your hydroponics business relies on cannabis growers purchasing your products. Explain that the federal Controlled Substances Act prohibits growing marijuana, as do the laws of multiple states. Further explain any related risks to your business.

Item 6. Selected Financial Data, page 22

2. Please tell us and include in your future filings substantive statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and

results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to Item 10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

3. We note that you title certain of your non-GAAP measures as "Pro Forma Adjusted Earnings" and "Pro Forma Adjusted Earnings per common share." Please revise the labeling of these measures so as not to imply that these measures are prepared pursuant to Article 11 of Regulation S-X

4. Please tell us why you believe it is appropriate to reconcile "Adjusted EBITDA" to "Income from Continuing Operations" rather than to net income. In this regard, we note your statement on page 25 "Adjusted EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring or non-cash items affecting net income."

Item 7. Management's Discussion and Analysis
Segment Results, page 35

5. We note that you appear to use two different titles to refer to the same measure of segment profitability. On page 108 in Note 22 to your financial statements, you refer to the measure as "income (loss) from continuing operations before amortization, impairment, restructuring and other charges." However, on page 36 and throughout your segment disclosures in MD&A, you refer to the same measure as "Operating Income." Please revise your filing throughout to use consistent titles for the same measure which are not confusingly similar to titles or descriptions used for GAAP financial measures.

6. To the extent applicable, please apply the above comments to your periodic reports and to your earnings releases furnished on Form 8-K.

Form 8-K Furnished January 31, 2017
Exhibit 99.1

7. Please revise your future earnings releases to:

- Reconcile non-GAAP guidance to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and C&DIs 102.10 and 105.06.
- Revise to eliminate presentation of a full income statement of non-GAAP measures. Refer to C&DI 102.10.

Form S-4 Filed February 28, 2017

8. We note that your Annual Report on Form 10-K for the fiscal year ended September 30, 2016 is incorporated by reference into your Form S-4. Please note that that all comments

on your Form 10-K must be resolved before we act on a request for acceleration of effectiveness of your Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or John Stickel at 202-551-3324 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure